UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  March 2, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 2 February 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2010 to 26 April 2010.

Since the announcement as of 22 February 2010, the following transactions have been made under the programme:

ACCUMULATED, LAST              NUMBER OF               AVERAGE        TRANSACTION VALUE,
ANNOUNCEMENT                      SHARES        PURCHASE PRICE                       DKK
                               1,305,000                                     496,879,259
22 February 2010                  85,000              396.5120                33,703,520
23 February 2010                 155,000              389.5312                60,377,336
24 February 2010                  91,000              391.8990                35,662,809
25 February 2010                  90,000              387.4210                34,867,890
26 February 2010                  85,000              386.0500                32,814,250
ACCUMULATED UNDER
THE PROGRAMME                  1,811,000                                     694,305,064

With the transactions stated above, Novo Nordisk owns a total of 32,082,298 treasury shares, corresponding to 5.2% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:

Media:                              Investors:
Elin K Hansen                       Klaus Bulow Davidsen
Tel: (+45) 4442 3450                Tel: (+45) 4442 3176
ekh@novonordisk.com                 klda@novonordisk.com

                                    Kasper Roseeuw Poulsen
                                    Tel: (+45) 4442 4471
                                    krop@novonordisk.com

In North America:                   In North America:
Sean Clements                       Hans Rommer
Tel: (+1) 609 514 8316              Tel: (+1) 609 919 7937
secl@novonordisk.com                hrmm@novonordisk.com


Company Announcement no 12 / 2010

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 2, 2010                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer